FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 8, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Stock Price AGRO3
R$10.00 (02.07.13)

Investor Relations

Julio Toledo Piza
CEO & DRI

Ana Paula Ribeiro
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Calls

Portuguese

February 08, 2013
2:00pm (Brasília) | 11:00am (NY)
Telephone: +55 (11) 3127 4971
Code: BrasilAgro

English

February 08, 2013
3:00pm (Brasília) | 12:00pm (NY)
Telephone: + 1 (412) 317 6776
Code: BrasilAgro

Earnings Release
Quarter ended
December 31, 2012

São Paulo, February 07, 2013 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the leader in Brazil in acquiring and developing rural properties with high potential for price appreciation, announces its consolidated results for the quarter ended December 31, 2012. The consolidated annual and quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

  Conclusion of planting of 56,853 hectares for the 2012/2013 harvest year, totaling a planted area of 72,623 hectares.

  We concluded the third year of sugarcane supply to ETH, totaling 837,200 tons delivered, in compliance with the exclusive supply agreement.

  Net Revenue of R$111.4 million in 6M13.

  Net profit of R$13.8 million in 6M13.

  Adjusted EBITDA of R$23.0 million in 6M13.

Operating Performance

We concluded the planting of the 2012/2013 summer grain crop, totaling 56,853 hectares, as well as 6,572 hectares of pasture at the Preferência farm and 9,198 hectares of sugarcane at the Alto Taquari and Araucária farms.

The table below shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Total
Cremaq Farm		18,169	1,529		19,698
Jatobá Farm		11,450	2,942		14,392
Alto Taquari Farm	3,621				3,621
Araucária Farm	5,577				5,577
Chaparral Farm		9,594	667		10,261
Preferência Farm		200		6,572	6,772
Horizontina Farm		7,161			7,161
Partnership I Farm		5,141			5,141
Total	9,198	51,715	5,138	6,572	72,623

The soybean planted area includes 7,161 hectares of the Horizontina farm, which we will continue to operate until the end of the 2012/2013 harvest year.

We concluded one more year of sugarcane supply to ETH, totaling 837,200 tons delivered on the third harvest year of the first cycle. The sugarcane supply agreement entered into with ETH is effective for two complete sugarcane crop cycles (six harvest years with five harvests).

Also in this harvest year, we will plant approximately 4,000 hectares of winter harvest corn in the Cremaq and Horizontina farms.

Property Portfolio

Propperties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	32,702	21,823
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	9,682	7,205
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Cattle	17,799	14,237
Parceria I Farm	Jaborandi/BA	Sep / 11(1)	Grains	7,699	5,725
Total				166,104	123,328

(1) A BrasilAgro tem opção de compra das propriedades “Fazenda Parceria I” com preço pré-fixado.

On October 10, 2012, we sold the Horizontina Farm, rural property located in Tasso Fragoso, Maranhão state, which has a total area of 14,359 hectares, of which approximately 8,500 hectares are arable land. We will continue operating the property by the end of the 12/13 harvest year, when 7,161 hectares of soybean will be planted.

Currently, BrasilAgro’s property portfolio totals 166,104 hectares, with an arable area of 123,328 hectares.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	2Q13	2Q12	Change	6M13	6M12	Change
Gross profit	25,839	3,703	598%	37,683	20,425	84%
Selling expenses	(3,033)	(450)	574%	(5,027)	(852)	490%
General and administrative	(6,595)	(6,207)	6%	(13,267)	(11,947)	11%
Other operating revenue	(1,218)	21	n.a.	(1,175)	21	n.a.
Depreciations	8,139	7,462	9%	14,861	12,840	16%
EBITDA	23,132	4,529	411%	33,075	20,487	61%

Adjusted EBITDA (R$ thousand)	2Q13	2Q12	Change	6M13	6M12	Change
Gross profit	25,839	3,703	598%	37,683	20,425	84%
Elimination of gains on biological assets (grains and sugarcane planted)	(5,161)	8,911	n.a.	(6,736)	3,997	n.a.
Selling expenses	(3,033)	(450)	574%	(5,027)	(852)	490%
General and administrative	(6,595)	(6,207)	6%	(13,267)	(11,947)	11%
Other operating revenue	(1,218)	21	n.a.	(1,175)	21	n.a.
Hedge results	(0)	1,177	n.a.	(20)	2,783	n.a.
Depreciations	6,043	2,315	161%	11,632	8,594	35%
Adjusted EBITDA	15,875	9,471	68%	23,090	23,022	0%

EBITDA is calculated as gross profit adjusted for general, administrative, and selling expenses, other operating revenue and depreciation expenses, including: the depreciation of the farms fixed assets, administrative facilities, developed areas and permanent crops. Adjusted EBITDA was calculated by excluding the gains from biological assets in progress (sugarcane and grains) and adjusted for the harvest’s derivative results.

Income Statement

Revenues (R$ thousand)	2T13	2T12	Variação	6M13	6M12	Variação
Revenues from Grains	6,181	18,423	-66%	26,327	28,758	-8%
Revenues from Sugarcane	25,970	13,229	96%	46,671	36,166	29%
Leasing Revenues	197	109	81%	412	161	156%
Other revenues	714	81	781%	775	82	845%
Gain on farm sale	26,864	-	n.a.	26,864	12,987	107%
Gain/loss on biological assets	3,720	1,091	241%	13,522	(2,695)	n.a.
Gain/loss on agricultural products	1,505	(483)	n.a.	2,095	406	416%
Deductions from Gross Revenue	(3,195)	(1,939)	65%	(5,314)	(3,553)	50%
Net Revenue from Sales	61,956	30,511	103%	111,352	72,312	54%
Cost of sales	(36,117)	(26,808)	35%	(73,669)	(51,887)	42%
Gross Profit	25,839	3,703	598%	37,683	20,425	84%

     Net Revenue from Sales

In 2Q13, net revenue from sales totaled R$61.9 million, an increase of 103% over the same quarter the previous year.

In 2Q13, grain revenue decreased by 66% over the previous year, from R$18.4 million (sale of 39,000 tons of grains, 51% soybean and 46% corn) to R$6.2 million (sale of 16,000 tons, 5% soybean and 84% corn), reflecting the change in the mix of products sold in the period.

In 2Q13, sugarcane revenue from sales to ETH increased by 96% year on year, from R$13.2 million in 2Q12 (174,000 tons) to R$25.9 million (464,000 tons).

During the semester ended on December 31, 2012, the sales net revenue  totaled  R$111.4 million, 54% up year on year, resulted from (i) the gain from the sale of the Horizontina Farm in the amount of R$26.9 million; and (ii) sugarcane sales to ETH in the amount of R$46.7 million. This increase was impacted by the reduction in grain revenues from R$28.8 million in 6M12 (48,100 tons) to R$26.3 million in 6M13 (55,200 tons).

In 6M13, grain revenue decreased by 8% over the same period in the previous year, from R$28.8 million (sale of 48,100 tons of grains, 52% soybean and 41% corn) to R$26.3 million (sale of 55,200 tons, 17% soybean and 76% corn).

In 6M13, sugarcane revenue from sales to ETH increased by 29% year on year, from R$36.2 million in the prior year (627,000 tons) to R$46.7 million (819,000 tons).

The gain from the sale of a farm in 6M13 refers to the sale of the Horizontina Farm on October 11, 2012, for a total price of R$75.0 million. In the same month, an advance of R$1.0 million and a further payment of R$26.0 million were received. In January 2013, at the moment of signature of the property deed, R$45.0 were paid, and the remaining amount will be paid after the farm is delivered, which is planned for 2013.

The Horizontina Farm was acquired on March 10, 2010, for R$37.7 million and the Company invested R$10.4 million (net of accumulated depreciation) in infrastructure improvements up to September 30, 2012. Deducting the sale commission of R$2.6 million and sales commission of R$5.0 million, the profit on the sale was R$19.2 million.

The gain from the sale of a farm in 6M12 refers to the sale of the São Pedro Farm in September 2011 for R$26.1 million.

     Biological Assets

The biological assets of the Company and its subsidiaries include mainly the corn winter crop, cotton and sugarcane crops and are measured at fair value.

Gains or losses from the fair value variations   of biological assets are determined by the difference between the fair value and the book value. The book value includes investments and costs incurred up to the date of the appraisal.

On the semester ended on December 31, 2012, the Company recorded R$13.5 million gain in biological assets and in agricultural products. The table below gives a breakdown of grains and sugarcane:

	Current			Non Current
Biological Assets (R$ thousand)	Grains	Sugarcane	Total	Sugarcane	Gain/loss on biological assets
Fair valur variation	4,541	-	4,541	8,981	13,522

     Inventories

Agricultural product inventories are measured at fair value considering the market prices at the time of harvest. We measured the fair value of agricultural products in inventory in accordance with the accounting standard that considers the average harvest price. The provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of the businesses minus the estimated selling expenses. The adjustment at realizable value is booked in the period’s income statement under “Impairment of agricultural products after harvest”.

On December 31, 2012, the amount recognized in impairment of inventories was R$2.1 million.

     Goods Sales Cost

In 6M13, the goods sale cost amounted to R$73.7 million, 42% higher than in 6M12. This increase is a result of the upturn in the amount and price of sugarcane, the sale of cotton, which did not happen last year, and the depreciation cost of the pasture area at the Preferência Farm.

	6M13		6M12		Change
	Tons	COGS	Tons	COGS	Tons	COGS
	thousand	R$/ton	thousand	R$/ton
soybean	9.6	679.0	25.1	604.0	-62%	12%
corn	42.2	306.0	19.9	385.0	112%	-21%
cotton	1.0	1,542.0	-	-	n.a.	n.a.
sugarcane	819.4	57.0	618.6	52.0	32%	10%

     Expenses

Statement of Operations (R$ thousand)	2Q13	2Q12	Change	6M13	6M12	Change
Selling expenses	(3,033)	(450)	574%	(5,027)	(852)	490%
General and administrative	(6,595)	(6,207)	6%	(13,267)	(11,947)	11%
Depreciations and amortizations	(327)	(274)	19%	(631)	(548)	15%
Personnel	(3,658)	(3,351)	9%	(7,196)	(6,581)	9%
Sevices	(1,157)	(1,223)	-5%	(2,438)	(1,868)	31%
Leases and Rents	(340)	-	n.a.	(340)	-	n.a.
Others sales	(1,113)	(1,359)	-18%	(2,662)	(2,950)	-10%

In the semester ended on December 31, 2012, we booked selling expenses of R$5.0 million, an increase of 490% in relation to the previous year. This increase refers to the upturn in the sale of stored grain, the costs and depreciation of silo plants and sales commission of the Horizontina Farm sale.

In 2Q13, general and administrative expenses came to R$6.6 million, 6% up from the R$6.2 million recorded in same period in the previous year.

In 6M13, general and administrative expenses came to R$13.3 million, 11% up from the R$12.0 million recorded in same period in the previous year.

This increase is mainly a result of (i) the increase in personnel expenses due to the 8% annual wage increase and the booking of R$339,000 in share-based compensation related to the stock option plan for the Company’s executives; and (ii) the upturn in service expenses, referring to attorneys’ fees and audit expenses relating to the migration of ADRs to level II and the listing on the New York Stock Exchange.

     Financial Result

Financial result (R$ thousand)	2Q13	2Q12	Change	6M13	6M12	Change
Financial income	20,383	6,920	195%	24,653	20,332	21%
Interest on Financial Investments	1,384	2,998	-54%	3,151	7,819	-60%
Interest on assets	209	871	-76%	558	874	-36%
Monetary variations	-	24	-100%	-	479	-100%
Foreign exchange variations on liabilities	1,504	(477)	n.a.	1,504	9	16607%
Gain (loss) on receivables of farms sales	(444)	30	n.a.	1,710	897	91%
Realized results with derivatives	7,825	1,543	407%	7,825	2,038	284%
Unrialized results with derivatives	9,905	1,931	413%	9,905	8,216	21%
Financial expenses	(12,292)	(5,833)	111%	(24,552)	(8,058)	205%
Bank charges	(356)	(32)	1013%	(512)	(267)	92%
Interest on liabilities	(2,157)	(1,651)	31%	(4,649)	(3,641)	28%
Monetary variations	(366)	-	n.a.	(779)	-	n.a.
Foreign exchange variations on liabilities	(1,249)	-	n.a.	(1,267)	-	n.a.
Unrialized results with derivatives	(8,164)	(4,150)	97%	(17,345)	(4,150)	318%
Total	8,091	(1,087)	644%	101	12,247	-99%

The consolidated financial result is composed of the following items: (i) returns on financial investments of cash and cash equivalents in the FIM Guardian fund and Banco Itaú; (ii) the monetary variation of the due amount of Jatobá Farm acquisition; (iii) the monetary variation of the due amount of the Alto Taquari and Nova Buriti Farms acquisitions; (iv) result of hedge operations, (v) bank fees and expenses, and (vi) interest on financing.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollar; b) the base premium, i.e. the difference between the international and domestic prices of commodities; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, which can significantly impact costs.

Following are the points considered while deciding on the strategy and the tools to be used to hedge prices and margins:

•          Gross margin estimated based on the current price scenario.

•          Standard deviation from the gross margin estimated for different scenarios for the pricing strategy.

•          Analysis of the gross margin estimated in stress scenarios for different hedge strategies.

•          Comparison between current estimates and the company’s budget.

•          Comparison of the estimated gross margin and the historical average.

•          Market expectations and trends.

•          Tax aspects.

In line with our policy, in the first six months of 2012, the Company began to build up hedge positions for the 2012/13 harvest year, involving basically the physical purchase of fertilizers and the sale of soybean and dollar futures.

Since the beginning of the building up of these positions, soybean prices have increased significantly, generating negative unrealized hedge results that impacted our Income Statement. Fertilizer prices also increased significantly since the acquisition, though they remain booked under costs in the Balance Sheet.

Hedge Position on January 31, 2013.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
12/13	62.80%	13.49	60.22%	1.98
¹ Percentage of volume in tons of soybean fixed.
² Percentage of expected revenue in USD.

Balance Sheet

Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding them and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we start cultivating high value-added crops and transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. According to our strategy, when we consider that a rural property has reached its optimum value, we sell it to obtain capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are shown under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

Farm	Acquisition value	Investments	Properties for Investment - Total
Cremaq	42,021	37,957	79,978
Jatobá	33,012	23,106	56,118
Alto Taquari (1)	33,211	39	33,250
Araucária (1)	70,392	1,315	71,707
Chaparral	47,877	13,495	61,372
Nova Buriti	21,649	363	22,012
Preferência	9,554	11,449	21,003
Parceria I	-	475	475
Horizontina (2)	37,735	8,257	45,992
	295,451	96,456	391,907
(1) not included sugarcane investment
(2) Horizontina farm was sold and leased untill the end of 2012/2013 harvest.

Farm	Acquisition value	Investments	Properties for Investment - Total
Acquísitions	79	13,688	13,767
Write-offs	(37,749)	(10,387)	(48,136)
Transfers	-	-	-
(-) Depreciation / Amortization	-	(6,288)	(6,288)
In December 31,2012	257,781	93,469	351,250

Indebtedness

The table below shows BrasilAgro’s short- and long-term loans and financing on December 31, 2012 and June 30, 2012.

Empréstimos e Financiamentos (R$ mil)	Annual Interes Tax - %	31/12/12	30/06/12	Variation
Short Term
Financiamento de Custeio Agrícola - BNB e Itaú	9,54 and TJLP + 1,95 to 3,10	21,555	29,432	-27%
Financiamento Projeto Cremaq e Jaborandi - BNB	7.23	5,937	10,941	-46%
Financiamento de Máquinas e Equipamentos - FINAME	5,5 to 10 and TJLP + 1,95 to 3,10	2,394	2,694	-11%
		29,886	43,067	-31%
Longo Prazo
Financiamento de Safra - Itaú	TJLP + 1,95 to 3,10	4,287	7,869	-46%
Financiamento de Máquinas e Equipamentos - FINAME	5,50 to 10	4,233	5,358	-21%
Financiamento Projeto Cremaq e Jaborandi - BNB	7.23	41,055	38,067	8%
		49,575	51,294	-3%
Total		79,461	94,361	-16%

The bulk of the Company’s debt comprises bank loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates mostly cheaper than the market rates. In 2Q13, R$12.6 million was disbursed in financing from government development agencies.

On December 31, 2012 and June 30, 2012, the balance of loans and financing stood at R$79.4 million and R$94.4 million, respectively.

In addition, the balance of the due amounts  on acquisitions on December 31, 2012 was R$42.2 million, an increase of 24% comparing to  June 30, 2012, due to the adjustment of the installments values , which are adjusted by IGPM, CDI and dollar.

Acquisitions payable (R$ thousand)	12/31/2012	06/30/2012	Variation
Jatobá Farm	1,995	1,974	1%
Alto Taquari Farm	23,076	22,296	3%
Nova Buriti Farm	17,339	16,588	5%
Total	42,410	40,858	4%

Definitions

2Q12 – the quarter ended December 31, 2011.

6M12 – six months ended December 31, 2011.

2011/2011 Harvest Year – fiscal year started on July 1, 2011 and ended on June 30, 2012.

2Q13 – the quarter ended December 31, 2012.

6M13 – six months ended December 31, 2012.

2012/2013 Harvest Year – fiscal year started on July 1, 2012 and ended on June 30, 2013.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materiallyon market conditions, the performance of the Brazilian economy, the industryand international markets,and therefore are subject to change without prior notice.

Statement of Operations (R$ thousand)	2Q13	2Q12	Change	6M13	6M12	Change
Revenues from Grains	6,181	18,423	-66%	26,327	28,758	-8%
Revenues from Sugarcane	25,970	13,229	96%	46,671	36,166	29%
Leasing Revenues	197	109	81%	412	161	156%
Other revenues	714	81	781%	775	82	845%
Gain on farm sale	26,864	-	n.a.	26,864	12,987	107%
Gain/loss on biological assets	3,720	1,091	241%	13,522	(2,695)	n.a.
Gain/loss on agricultural products	1,505	(483)	n.a.	2,095	406	416%
Deductions from Gross Revenue	(3,195)	(1,939)	65%	(5,314)	(3,553)	50%
Net Revenue from Sales	61,956	30,511	103%	111,352	72,312	54%
Cost of sales	(36,117)	(26,808)	35%	(73,669)	(51,887)	42%
Gross Profit	25,839	3,703	598%	37,683	20,425	84%

Selling expenses	(3,033)	(450)	574%	(5,027)	(852)	490%
General and administrative	(6,595)	(6,207)	6%	(13,267)	(11,947)	11%
Depreciations and amortizations	(327)	(274)	19%	(631)	(548)	15%
Personnel	(3,658)	(3,351)	9%	(7,196)	(6,581)	9%
Sevices	(1,157)	(1,223)	-5%	(2,438)	(1,868)	31%
Leases and Rents	(340)	-	n.a.	(340)	-	n.a.
Others sales	(1,113)	(1,359)	-18%	(2,662)	(2,950)	-10%

Other operating revenue	(1,218)	21	n.a.	(1,175)	21	n.a.

Financial result
Financial income	20,383	6,920	195%	24,653	20,332	21%
Interest on Financial Investments	1,384	2,998	-54%	3,151	7,819	-60%
Interest on assets	209	871	-76%	558	874	-36%
Monetary variations	-	24	-100%	-	479	-100%
Foreign exchange variations on liabilities	1,504	(477)	n.a.	1,504	9	16607%
Gain (loss) on receivables of farms sales	(444)	30	n.a.	1,710	897	91%
Realized results with derivatives	7,825	1,543	407%	7,825	2,038	284%
Unrialized results with derivatives	9,905	1,931	413%	9,905	8,216	21%
Financial expenses	(12,292)	(5,833)	111%	(24,552)	(8,058)	205%
Bank charges	(356)	(32)	1013%	(512)	(267)	92%
Interest on liabilities	(2,157)	(1,651)	31%	(4,649)	(3,641)	28%
Monetary variations	(366)	-	n.a.	(779)	-	n.a.
Foreign exchange variations on liabilities	(1,249)	-	n.a.	(1,267)	-	n.a.
Unrialized results with derivatives	(8,164)	(4,150)	97%	(17,345)	(4,150)	318%

Equity result	23,084	(1,846)	n.a.	18,315	19,921	-8%

Income tax and social contribution	(6,630)	779	n.a.	(4,541)	(3,330)	36%

Net income (loss) for the year	16,454	(1,067)	n.a.	13,774	16,591	-17%
Atributted to the
Company's Stockholders	16,454	(1,065)		13,774	16,724
Minority interest	-	(2)		-	(133)

Outstanding shares at the end of the period	58,422,400	58,422,400		58,422,400	58,422,400

Net income (loss) basic and diluted per share - R$	0.28	(0.02)		0.24	0.29

Balance Sheet (R$ ‘000)

Assets	12/31/2012	06/30/2012	Change
Current assets
Cash and Cash equivalents	44,574	67,464	-34%
Markable securities	32,724	-	n.a.
Trade accounts receivable	72,106	60,655	19%
Inventories	39,297	72,558	-46%
Biologial assets	65,699	4,111	1498%
Fiscal and tax credits	8,826	9,331	-5%
Transactions with derivatives	11,806	4,327	173%
Other assets	478	710	-33%
	275,510	219,156	26%

No current assets
Biological assets	24,078	31,931	-25%
Markable securities	3,171	23,197	-86%
Fiscal and tax credits	25,316	22,803	11%
Deferred taxes	15,713	14,960	5%
Associated and subsidiary	50	-	n.a.
Trade accounts receivable	15,073	12,759	18%
Properties for investment	351,250	391,907	-10%
Other assets	1,568	268	485%
	436,219	497,825	-12%

Investments	410	410	0%
Property, plant and euipment	14,601	15,764	-7%
Intagible assets	2,421	2,607	-7%
	453,651	516,606	-12%

Total assets	729,161	735,762	-1%

Liabilities and Stockholders' Equity	12/31/2012	06/30/2012	Change
Current liabilitie
Suppliers	4,909	4,151	18%
Loans and financing	29,886	43,067	-31%
Labor obligations	3,799	7,436	-49%
Taxes payable	6,105	3,102	97%
Dividends proposed	2	2	0%
Transactions	11,602	8,307	40%
Acquisitions payable	42,410	40,858	4%
Advance from customers	1,823	4,490	-59%
	100,536	111,413	-10%

No current liabilities
Loans and financing	49,575	51,294	-3%
Taxes payable	2,934	2,695	9%
Transactions with derivatives	46	10,209	-100%
Provisions for legal claims	2,987	1,183	152%
	55,542	65,381	-15%

Stockholders' equity capital and reserves attributed to the parent company stockholders'
Capital	584,224	584,224	0%
Capital reserves	2,475	2,134	16%
Others reserves	(6,920)	(6,920)	0%
Accumulated losses	(6,696)	(20,470)	-67%
	573,083	558,968	3%

Total stockholders' equity	573,083	558,968	3%

Total liabilities and stockholders' equity	729,161	735,762	-1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: February 8, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer